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Zurich Kemper Life Insurance Company
One Kemper Drive
Long Grove, IL  60049

November 5, 1997

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: DEFA 14A
    Accession Number 0000950137-97-003579

Ladies and Gentlemen:

Due to filing agent error, Zurich Kemper Life Insurance Company is hereby withdrawing the electronic filing dated November 3, 1997.

Please telephone the undersigned at (847) 550-7389 if you have any questions or need any additional information.

Very truly yours,

/s/ Frank J. Julian
Assistant Secretary